WILSON BANK HOLDING COMPANY
623 West Main Street
Lebanon, Tennessee 37087
October 25, 2005
VIA EDGAR
Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010
Dear Ms. Shah:
     This letter is in response to your comment letter dated October 6, 2005 with respect to the following documents filed by Wilson Bank Holding Company (the “Company”):
Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 16, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed April 29, 2005
Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 0-20402
     We would appreciate the opportunity to discuss our proposed responses with you to determine if they appropriately address the concerns of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have prepared these responses with the assistance of our counsel and the proposed responses have been read by our independent registered public accounting firm, Maggart & Associates, P.C. (“Maggart & Associates”).
     In accordance with your letter dated September 2, 2005, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Report of Management on Internal Control Over Financial Reporting, page 4
1.	We note your response to comment 1, 2, and 3 in our letter dated September 2, 2005. Specifically, we note your reference to Maggart & Associates, P.C.’s (Maggart) preparation of the annual financial statements as a “mechanical process.” Please tell us what you mean by that reference. In this regard, please clarify whether Maggart’s involvement in the preparation of your financial statements solely related to a word processing type-function. Further, please tell us specifically who wrote the disclosures in notes 1, 2, 3, 12, and 21. Your response should also include a description of the steps taken by Maggart to prepare the draft annual financial statements versus what your participation was in preparing the draft financial statements. We may have further comment.
     Response: Set forth below is a description of the process by which the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2004 were prepared. The Company believes that the involvement of Maggart & Associates in this process was one that was mechanical in nature and did not involve a level of participation by Maggart & Associates that would result in Maggart & Associates having been responsible for the preparation of the financial statements or in the inability of the Company’s chief executive officer and chief financial officer to conclude that the Company’s disclosure controls and procedures were effective as of December 31, 2004. The Company’s management and accounting personnel had exclusive control over, and generated, without the assistance of Maggart & Associates, all source data such as trial balances, general ledger account reconciliations, financial worksheets and required call reports. This information was subsequently provided to Maggart & Associates, who thereafter applied its audit procedures to this information and proposed any adjustments that it believed were appropriate. Once the Company and Maggart & Associates reached agreement on any proposed adjustments, account groupings were made for each of the agreed upon trial balances for each of the Company’s three bank subsidiaries (which subsequent to December 31, 2004 have been merged into one entity) with any consolidating eliminations being made. The resulting entries were approved by the Company’s chief executive officer and chief financial officer. Once a balanced consolidated trial balance was generated, Maggart & Associates’ report department entered this information into a balance sheet and income statement format using the Company’s prior year balance sheet and income statement format as a guide. Maggart & Associates’ report department then input the raw source data provided by the Company into its word processing system to generate a typed draft of the footnotes to the audited financial statements using the prior year’s footnotes as a guide. This draft of the audited financial statements and related footnotes was then reviewed by the engagement senior and engagement partner for Maggart & Associates.
     Once the information provided by the Company was input into the audited financial statements, the information required by Guide 3 was compiled from the information contained in these financial statements, footnotes and other information generated by the Company. The draft audited financial statements and typed Guide 3 information was then provided to, and reviewed by, the Company’s chief executive officer and chief financial officer and used by the Company in the preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The Company’s chief financial officer then discussed any changes or corrections to the annual, audited consolidated financial statements with representatives of Maggart & Associates and all agreed upon changes were then communicated to Maggart & Associates’ report department and a new draft of these financial statements (including footnotes) and Guide 3 information was circulated until neither the Company nor Maggart & Associates had any additional changes.

     At this point the draft audited financial statements and related footnotes, Maggart & Associates’ letter on internal controls, the Guide 3 information, the selected financial data table and MD&A were provided to the Company’s audit committee and the Company’s audit committee met with representatives of Maggart & Associates to discuss these items. Following this meeting, these items, along with the remaining portions of the Form 10-K, were distributed to, and discussed with, the Company’s board of directors prior to their being finalized.
     The initial draft of note 1 was prepared by Maggart & Associates’ report department using the prior year’s information. The information related to the summary of the Company’s significant accounting policies was then updated by Company personnel for those policy changes implemented by the Company or any of its bank subsidiaries during the 2004 fiscal year. The section related to the impact of any new accounting standards was suggested by Maggart & Associates.
     The financial data required for the preparation of note 2 was generated by the Company using its operations software and was reconciled by Company personnel to the Company’s general ledger and trial balances and used in the preparation of the Company’s bank subsidiaries’ required call reports filed with the Federal Deposit Insurance Corporation. The financial data was then provided to Maggart & Associates whose accounting personnel input the data into the form of note 2 prepared by Maggart & Associates’ report department based on the prior year’s note 2. A significant portion of the financial data within note 2 was also compiled by the Company on a quarterly basis for inclusion in the quarterly reports filed by the Company with the Commission and the Company’s bank subsidiaries’ call reports. As described in the Company’s response letter dated September 23, 2005, the initial drafts of these quarterly reports and the call reports for the 2004 fiscal year were prepared solely by the Company. The textual portions of note 2 were generated from the prior year’s footnotes with the changes from the prior year being drafted by the Company.
     All financial data for note 3 was generated by the Company, including the cost of these investments and their estimated market value and Company personnel also reconciled this data to the Company’s general ledger and trial balances. The form of the table for the Company’s other than temporarily impaired securities was provided to the Company by Maggart & Associates, but all of the information to complete the tables was generated by the Company’s personnel and provided to Maggart & Associates for inclusion in the typed draft of the financial statement footnotes. The textual portions of note 3 were generated from the prior year’s footnotes with the added paragraphs relating to other than temporary impairment and the ability of the Company to sell the securities being suggested by Maggart & Associates.
     The financial data for note 12 was prepared by the Company in connection with the preparation and filing of the Company’s bank subsidiaries’ quarterly call reports and was provided to Maggart & Associates for inclusion in the typed draft of the financial statements and related footnotes. This financial data was also prepared by the Company for inclusion in its 2004 quarterly reports filed by it with the Commission, the initial drafts of which were prepared solely by the Company. The textual portions of note 12 were generated from the prior year’s footnotes with the added paragraph relating to standby letters of credit being suggested by Maggart & Associates.
     The textual portions of note 21 were prepared from the prior year’s note 21 with the changes relating to the length of time for which standby letters of credit were issued being drafted by the Company. The carrying amounts set out in the table were amounts that were provided to Maggart & Associates by the Company for inclusion in the balance sheet and note 3. The data set out under the heading “Fair Value” for the financial assets and financial liabilities was generated from Company-prepared discounted cash flow spreadsheets using current rates as compared to contracted rates. These spreadsheets were originally established with the assistance of Maggart & Associates in 1992.
2.	You further state that Maggart prepared the annual financial statements but not the annual reports filed with the SEC. While Maggart may not have prepared the actual Form 10-K filed with the SEC, Maggart was involved in the preparation of the annual financial statements included within the Form 10-K. Preparation of the Form 10-K, including its contents, are part of your disclosure controls and procedures. If Maggart’s participation did involve summarizing financial data to arrive at the consolidated financial statements and/or the drafting of footnote disclosure to comply with U.S.GAAP disclosure requirements, please tell us how you were able to conclude your disclosure controls and procedures were effective, taking into consideration your disclosure controls and procedures are to operate on their own without participation of your auditors. We may have further comment.
     Response: The Company believes that the process by which its annual report on Form 10-K for the 2004 fiscal year was prepared, including Maggart & Associates’ participation in the preparation of the financial statements and related footnotes from data generated and prepared by Company personnel, was achieved within a framework of disclosure controls and procedures that were effective at December 31, 2004. All financial data required to be included in the financial statements and footnotes was accumulated by Company personnel using systems and processes prepared by and under the control of the Company. This financial data was generated without the assistance of Maggart & Associates and was used by Company personnel in preparing other regulatory reports required to be filed by the Company or its bank subsidiaries. This information was then provided to Maggart & Associates for inclusion in the draft financial statements which thereafter applied its audit procedures to the Company-provided information and discussed with the Company’s management any issues discovered during this process. The Company believes that these discussions would be similar to those that any issuer would have with its registered independent public accounting firm following a review by the firm of an initial draft of the financial statements and related footnotes prepared solely by Company personnel. The Company does not believe that the fact that these discussions were being held while Maggart & Associates’ report department was preparing a typed draft of the financial statements and related footnotes from Company-provided information should result in its management being unable to conclude that the Company’s disclosure controls and procedures were effective at December 31, 2004. Further, the Company believes that it is common practice for issuers to provide drafts of annual and quarterly reports, including the financial data contained therein, to the issuer’s independent registered public accounting firm for their review and comment and that such review and participation by the independent registered public accounting firm in this disclosure process should not automatically result in an issuer’s disclosure controls and procedures being ineffective.
     The Company also believes that the process by which its quarterly reports on Form 10-Q were prepared during the 2004 fiscal year makes it reasonable for the Company’s management to have concluded that the Company’s disclosure controls and procedures were effective at December 31, 2004. Company personnel were completely responsible for the preparation of the initial drafts of the Company’s quarterly reports on Form 10-Q, including the financial statements and footnotes contained therein and management’s discussion and analysis of financial condition and results of operations. The financial information contained in these Forms 10-Q made up a substantial portion of the financial information included within the Company’s annual audited consolidated financial statements and related footnotes and was initially prepared completely by the Company.
     In addition, the Company’s senior officers review the Company’s quarterly and annual reports, including any financial information contained therein, with others within the Company to ensure that all information required to be included in the reports under the Commission’s rules and regulations is so included. The Company’s size and limited geographic scope of operations allows all of the members of senior management to be located within one building. The members of the Company’s senior management, including the chief executive officer and chief financial officer, are actively involved in the day-to-day operations of the Company and the performance of the Company’s bank subsidiaries. The Company believes that this level of involvement by its senior management, particularly its chief executive officer and chief financial officer, make it reasonable for the chief executive officer and chief financial officer to have concluded that the assistance provided by Maggart & Associates in the preparation of the Company’s audited financial statements and related footnotes for the 2004 fiscal year did not result in the Company’s disclosure controls and procedures being ineffective at December 31, 2004.
     As further support for its conclusion regarding the effectiveness of its disclosure controls and procedures, the Company notes that to the best of its knowledge its disclosures for the year ended December 31, 2004 were true and complete in all material respects at the time made and included the information required to be included therein.
     Finally, as described in the Company’s original response letter dated September 23, 2005, the Company believes that it will be able to remedy the material weakness in its internal control over financial reporting identified in its Form 10-K for the fiscal year ended December 31, 2004 by having the Company’s personnel prepare the initial draft of the annual, audited consolidated financial statements and footnotes for the fiscal year ending December 31, 2005 and for each subsequent fiscal year.

     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 444-2265 or by facsimile at (615) 443-7117, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.

Sincerely, /s/ J. Randall Clemons J. Randall Clemons President and Chief Executive Officer